FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 30 March 2013, the interest of Dr Briggs Morrison, a person discharging managerial responsibilities, in the American Depositary Shares (ADSs) of AstraZeneca PLC changed as detailed below.  One ADS equals one Ordinary Share.

The change in interest relates to the vesting of an award of 24,723 shares made in March 2012 under the AstraZeneca Restricted Share Plan. In accordance with the terms of the award, Dr Morrison has become beneficially entitled to these shares.

Following certain tax deductions, Dr Morrison has received 14,339 shares into a personal brokerage account.

For tax purposes, the fair market value of the shares at vest was $49.98 pence per share being the closing price of AstraZeneca ordinary shares on the last trading day preceding the vesting day.

A C N Kemp
Company Secretary
3 April 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 April 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary